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Exhibit 23.2

Independent Auditors' Consent

The Board of Directors
Blue Pumpkin Software, Inc.:

We consent to the use of our report dated April 8, 2005, with respect to the consolidated balance sheet of Blue Pumpkin Software, Inc. and subsidiaries as of May 31, 2003, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended May 31, 2003, the five month period ended May 31, 2002, and the year ended December 31, 2001, which report appears in Amendment No. 2 to the current report on Form 8-K/A of Witness Systems, Inc. dated April 13, 2005, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in the Company's accounting for goodwill in 2002.

/s/ KPMG LLP

Atlanta, Georgia
April 25, 2005

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Independent Auditors' Consent